OCULAR THERAPEUTIX, INC.
15 CROSBY DRIVE
BEDFORD, MA 01730

February 8, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:              Ocular Therapeutix, Inc.
Registration Statement on Form S-3
File No. 333-229085
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ocular Therapeutix, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-229085), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on February 12, 2018, or as soon thereafter as practicable.

Very truly yours,

Ocular Therapeutix, Inc.

By:	/s/ Donald Notman
Name:	Donald Notman
Title:	Chief Financial Officer